

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

April 18, 2016

Zev Turetsky
Chief Executive Officer
Zev Ventures, Inc.
144-53 72nd Drive
Flushing, NY 11367

>   **Re: Zev Ventures, Inc.**
>   **Amendment No. 3 to Registration Statement on Form S-1**
>   **Filed March 22, 2016**
>   **File No. 333-205271**

Dear Mr. Turetsky:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our September 22, 2015 letter.

General

1. Please disclose that you are a shell company and provide the disclosures requested in comment 2 of our letter dated July 23, 2015. We continue to view your assets and operations as nominal. Your revenue generating operations have consisted of buying four seats at 20 New York Yankees games and selling those tickets on StubHub. In addition your assets as of December 31, 2015 consisted solely of $5,174 in cash and a nominal amount of ticket inventory. While we note your response to us discussing past and anticipated revenue growth, please note that the term "shell company" is defined in Rule 405 of the Securities Act based on actual operations and assets without reference to anticipated growth. Alternatively, if your actual operations or assets are materially

different than those presented in your most recent filing you may provide us with detailed facts and analysis demonstrating that you are not a shell company.

2. Please revise disclosure regarding your revenues to be consistent with what is presented in your financial statements. In this regard we note from your financial statements that you have generated some revenues, but page 1 states "to date we have recorded no revenue," and you "believe we can begin generating revenues within the first three months following the successful completion of this Offering." Similarly, on page 2 you state that "Zev Ventures, Inc. has had no minimal revenues to date . . . ."

3. We note that you have provided data showing financial information through the period ended December 31, 2015. Please revise throughout your registration statement to align your disclosures with these figures. For instance, we note that:

- In the risk factors section on page 6, you state that you have accrued net losses of $10,558 for the period from our inception on December 22, 2014 to June 30, 2015;
- In the executive compensation section on page 22, you present figures as of June 30, 2015;
- In the beneficial ownership section on page 23, you present figures as of June 30, 2015; and
- In the certain relationships and related transactions section on pages 23 and 24, you present figures as of June 30, 2015 and March 21, 2015.

4. Similarly, please revise throughout your registration statement to provide a current picture of your operations. In this regard, we note your disclosure on page 1 that you "hope that we will be able to secure additional financing, and complete this Offering within the coming months, to be able to secure a team by Fall of 2015," and on page 15 that "[t]hus far, the Company has purchased tickets for four adjacent seats at 20 New York Yankees games during the 2015 MLB season."

Summary Financial Information, page 2

5. Please revise to remove references to tables summarizing of your financial data since none have been presented.

Dilution, page 11

6. Please revise to present your dilution information in the table on page 12 as of the most recent date of December 31, 2015. In this regard, we note that your net tangible book value per share would represent a negative amount per share.

Liquidity and Capital Resources, page 20

7. We note your disclosure that 3,000,000 shares were sold to Zev Turetsky on
    December 22, 2015. Based on the disclosures on pages 23 and 24, it appears this date
    should reflect December 22, <u>2014</u>. Please fix the discrepancy.

Financial Statements, page 25

8. Please revise to include the notes to the financial statements.

Report of the Independent Registered Public Accounting Firm, page 26

9. Please revise to provide an independent accountant's report that refers to each period for
    which audited financial statements are required. In this regard, your auditor's report
    should reference both the year ended December 31, 2015 and the period from inception
    (December 22, 2014) through December 31, 2014 and the respective balance sheet dates
    for fiscal 2015 and 2014.

10. In addition, please note that the consent at Exhibit 23.1 should be similarly revised to
    reference an audit report which covers all periods presented in the financial statements.

You may contact Heather Clark at (202) 551-3624 or Jean Yu at (202) 551-3305 if you
have questions regarding comments on the financial statements and related matters. Please
contact Ryan Adams at (202) 551-3191 or me at (202) 551-3859 with any other questions.

Sincerely,

/s/ John Dana Brown

John Dana Brown
Attorney Advisor
Office of Transportation and Leisure

cc: William Eilers
        Eilers Law Group, P.A.